DLA Piper LLP (US)
1251 Avenue of the Americas, 27th Floor
New York, New York 10020-1104
www.dlapiper.com

Marjorie Sybul Adams
marjorie.adams@dlapiper.com
T 212.335.4517
F 212.884.8517

April 3, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention:	Mr. Christian Windsor
Mr. Michael F. Johnson

Re:	Net 1 UEPS Technologies, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2011
Filed August 25, 2011
Definitive Proxy Statement on Schedule 14A
Filed October 28, 2011
Current Report on Form 8-K
Filed August 25, 2011
File No. 000-31203

Ladies and Gentlemen:

     On behalf of Net 1 UEPS Technologies, Inc. (the “Company”), we respectfully submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 19, 2012, relating to the above-referenced filings.

     In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response thereto.

Form 10-K for the Fiscal Year Ended June 30, 2011

Business

Intellectual Property, page 13

1. You indicate that your success depends, in part, upon your intellectual property. Please tell us whether you are significantly dependent on one or more of the patents you reference. If so, revise your disclosure, in future filings, to discuss the importance and the duration of your current patents. See Item 101(c)(1)(iv) of Regulation S K.

RESPONSE TO COMMENT 1

The Company has a broad portfolio of intellectual property that includes patents, trademarks, copyrights and trade secrets. However, the Company does not believe that any individual patent is material to any segment of its business or its business as a whole. Accordingly, we respectfully submit that the identification of specific patents would not be meaningful to investors and, in any event, is not required under Item 101(c)(1)(iv) and Instruction 1 to Item 101 of Regulation S-K. However, in future filings on Form 10-K, the Company will expressly indicate the importance of the any specific patents that it deems material to understanding its business.

Securities and Exchange Commission
April 3, 2012
Page Two

Properties, page 30

2. We are unable to locate the lease agreement for your corporate headquarters in your exhibits index. Please either file the exhibit or provide your analysis supporting your conclusion that the lease is not a material contract. Please refer to Item 601(b)(10) of Regulation S K.

RESPONSE TO COMMENT 2

The Company is filing an amendment to its Form 10-K to add the lease for its corporate headquarters as an exhibit. The amendment is being filed simultaneously with this response letter.

Definitive Proxy Statement on Schedule 14A filed October 28, 2011

Proxy Card

3. With regards to Exchange Act Rule 14a-21’s requirement for the shareholder advisory vote to approve the compensation paid to your named executive officers, your proxy card should clarify that shareholders are being asked to approve the company’s executive compensation as opposed to holding a vote “regarding executive compensation.” Refer to Compliance and Disclosure Interpretations Question 169.07. Please make appropriate revisions to your proxy card in future filings.

RESPONSE TO COMMENT 3

The Company shall revise its proxy cards in the future in response to the Staff’s comment.

Current Report on Form 8-K filed August 25, 2011

General

4. Unless otherwise specified, reports on Form 8-K must be filed or furnished within four business days after occurrence of the event. Refer to General Instruction B.1. of Form 8-K. We note that you filed a Form 8-K on August 25, 2011 for the extension of a material contract that you indicated in the report occurred on August 16, 2011. Please tell us whether you conducted any evaluation of your disclosure controls as a result of this late filing.

Securities and Exchange Commission
April 3, 2012
Page Three

RESPONSE TO COMMENT 4

The Company conducted a review of its disclosure controls and procedures at the end of the period in which this event occurred. The Company’s principal executive officer and principal financial officer determined that the late filing was an isolated event and that its disclosure controls were effective. The Company’s personnel involved with filing its periodic reports have refreshed their familiarity with Form 8-K requirements.

* * *

Please call the undersigned at (212) 335-4517, or Mr. Herman Kotze, the Company’s Chief Financial Officer, Treasurer, and Secretary at +27 11 343 2014, if you have any questions or comments regarding the foregoing or need any additional information. Thank you.

Very truly yours,

DLA PIPER LLP (US)

/s/ Marjorie Sybul Adams
Marjorie Sybul Adams

Partner
Admitted to practice in New York

cc:	Dr. Serge C.P. Belamant Herman Gideon Kotze
Net 1 UEPS Technologies, Inc.